FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 19 December 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: 19 December 2018, London UK - LSE Announcement

GlaxoSmithKline plc and Pfizer Inc to form new world-leading Consumer Healthcare Joint Venture

Transaction provides a unique opportunity to accelerate GSK's strategy and create substantial value for shareholders

Lays foundation for separation of GSK to create two new UK-based global companies focused on Pharmaceuticals/Vaccines and Consumer Healthcare

GlaxoSmithKline plc (LSE/NYSE: GSK) has reached agreement with Pfizer Inc to combine their consumer health businesses into a new world-leading Joint Venture, with combined sales of approximately £9.8 billion ($12.7 billion). GSK will have a majority controlling equity interest of 68% and Pfizer will have an equity interest of 32% in the Joint Venture.

The proposed all-equity transaction represents a compelling opportunity to build on the recent buyout of Novartis' stake in GSK Consumer Healthcare, to create a new world-leading consumer healthcare business and to deliver further significant shareholder value. The proposed transaction also supports GSK's key priority of strengthening its pharmaceuticals business over the next few years by increasing cashflows and providing an effective pathway through the separation of GSK Consumer Healthcare to build further support for investment in its R&D pipeline.

New Consumer Healthcare Joint Venture

The new Joint Venture will be well-positioned to deliver stronger sales, cash flow and earnings growth driven by category leading Power Brands, science-based innovation and substantial cost synergies. The combination will bring together two highly complementary portfolios of trusted consumer health brands, including GSK's Sensodyne, Voltaren and Panadol and Pfizer's Advil, Centrum and Caltrate. The Joint Venture will be a category leader in Pain Relief, Respiratory, Vitamin and Mineral Supplements, Digestive Health, Skin Health and Therapeutic Oral Health. The Joint Venture will be the global leader in OTC products with a market share of 7.3% ahead of its nearest competitor at 4.1% and have number 1 or 2 market share positions in all key geographies, including the US and China.

The proposed transaction is expected to realise substantial cost synergies, with the Joint Venture expected to generate total annual cost savings of £0.5 billion by 2022 for expected total cash costs of £0.9 billion and non-cash charges of £0.3 billion. Planned divestments targeting around £1 billion of net proceeds are expected to cover the cash costs of the integration. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities. Overall the Joint Venture will target an Adjusted operating margin percentage in the 'mid-to-high 20's' by 2022.

GSK expects the proposed transaction to be accretive to Total earnings in the second full year following closing, reflecting the impact and timing for the costs of integration; and to be accretive to Adjusted earnings and free cashflow in the first full year after closing.

Future separation

The proposed transaction is transformational to the scale of GSK's Consumer Healthcare business. Within 3 years of the closing of the transaction, GSK intends to separate the Joint Venture via a demerger of its equity interest and a listing of GSK Consumer Healthcare on the UK equity market. Over this period, GSK will substantially complete the integration and expects to make continued progress in strengthening its Pharmaceuticals business and R&D pipeline.

The intended separation of the Group will allow the two resulting companies to be established with appropriate capital structures for their future investment needs and capital allocation priorities. The new consumer healthcare company with its more durable cash flows will be able to support higher leverage levels than the GSK Group today, creating the opportunity on separation to reduce the leverage in the new Pharmaceuticals/Vaccines company.

Dividend expectations

GSK remains committed to its current dividend policy and confirms it continues to expect to pay 80 pence per share in dividends for 2018. Recognising the significance of this proposed transaction and the importance of dividends to shareholders, the company is today confirming that it expects to pay dividends of 80 pence per share for 2019.

Going forward, the proposed transaction enhances prospects for the Consumer Healthcare business and supports the development of GSK's Pharmaceuticals business. With expected improvements in both businesses, GSK expects to be well positioned to deliver returns to shareholders alongside continued investment in its strategic priorities.

Emma Walmsley, Chief Executive Officer, GSK, said:

"Eighteen months ago, I set out clear priorities and a capital allocation framework for GSK to improve our long-term competitive performance and to strengthen our ability to bring new breakthrough medicines and better healthcare products to people around the world. We have improved our operating performance and have set out a new approach to R&D. We have also started to reshape the Group's portfolio through prioritisation of R&D programmes, acquisitions such as that proposed with the oncology biopharmaceutical company, TESARO, the minority buy-out of the consumer healthcare business and a series of non-core product divestments.

"The transaction we have announced today is a unique opportunity to accelerate this work. Through the combination of GSK and Pfizer's consumer healthcare businesses we will create substantial further value for shareholders. At the same time, incremental cashflows and visibility of the intended separation will help support GSK's future capital planning and further investment in our pharmaceuticals pipeline.

"With our future intention to separate, the transaction also presents a clear pathway forward for GSK to create a new global Pharmaceuticals/Vaccines company, with an R&D approach focused on science related to the immune system, use of genetics and advanced technologies, and a new world-leading Consumer Healthcare company.

"Ultimately, our goal is to create two exceptional, UK-based global companies, with appropriate capital structures, that are each well positioned to deliver improving returns to shareholders and significant benefits to patients and consumers."

Approvals and closing

The proposed transaction is subject to approval by GSK shareholders and conditional upon the receipt of certain anti-trust authority approvals. Subject to these approvals, the transaction is expected to close in the second half of 2019. The Board intends to recommend that shareholders vote in favour of the proposed transaction.

Analyst conference call details
09:00 UK Wednesday 19 December

Listen only line:	UK: +44 (0) 20 7136 5118	US: +1 857 244 8211	Passcode: 625 844 62
	UK toll free: 080 0085 8265	US toll free: +1 877 364 0946	Global access numbers

Line with Q&A:	UK: +44 (0) 20 7365 4163	US: +1 857 244 7313	Passcode: 771 241 13
	UK toll free: 080 8234 7616	US toll free: +1 877 280 4956	Global access numbers

Slides will be available on the GSK website one hour prior to the call.

Principal terms and conditions of the Transaction

New Joint Venture
GSK and Pfizer have today entered into an agreement under which, upon closing of the proposed transaction, Pfizer will contribute its consumer healthcare business to GSK's existing consumer healthcare business in return for equity shares in this business. As a result, a new Joint Venture will be created in which GSK will have a controlling 68% equity interest and Pfizer a 32% equity interest.

GSK and Pfizer have provided customary and broadly reciprocal representations, warranties and indemnities to each other in respect of their respective businesses that will be included in the Joint Venture, which are subject to customary limitations of liability.

Combined 2017 global sales for the Joint Venture were approximately £9.8 billion ($12.7 billion). The Joint Venture will be a category leader in Pain Relief, Respiratory, Vitamin and Mineral Supplements, Digestive Health, OTC Skin Health and Therapeutic Oral Health and will have the largest global market share in OTC at 7.3% ahead of its nearest competitor at 4.1%. The Joint Venture is expected to have number 1 or 2 market share positions in all key geographies, including the US, Western, Central and Eastern Europe, China, India and Australasia.

The Joint Venture will operate under the GSK Consumer Healthcare name in all territories where GSK and Pfizer have a presence, with the exception of GSK's interest in its listed subsidiary in Nigeria which will be excluded from the Joint Venture. The assets within the scope of, and the proceeds of, GSK's proposed divestment of Horlicks and other Consumer Healthcare nutrition products to Unilever will not be included in the Joint Venture.

Until separation, the Joint Venture will be consolidated in GSK's financial statements and is not expected to carry any external debt.

Governance and leadership
The Joint Venture will be subject to a shareholders' agreement between GSK and Pfizer, under which GSK will have 6 directors and Pfizer 3 directors on the board of the joint venture company. GSK will have control of the joint venture company through the board, while Pfizer will enjoy customary minority shareholder protections.

Emma Walmsley will be Chair of the new Joint Venture until separation. Brian McNamara, currently CEO GSK Consumer Healthcare, will be CEO of the new Joint Venture and Tobias Hestler, currently CFO GSK Consumer Healthcare will be CFO.

Separation rights
As stated above the proposed transaction is transformational to the scale of GSK's consumer healthcare business and following substantial completion of the integration and further progress in strengthening the pharmaceuticals pipeline, GSK intends to separate the Joint Venture from GSK via a demerger of its equity interest to GSK shareholders and a listing of the GSK Consumer Healthcare business on the UK equity market. This is expected to be within 3 years of the closing of the transaction.

GSK will have the sole right to decide whether and when to initiate a separation and listing for a period of five years from closing of the proposed transaction. GSK has also retained the right to sell all or part of its stake in the Joint Venture in a contemporaneous IPO. In the event of the separation and listing occurring in this period, Pfizer has the option to participate through the demerger of its equity interest in the Joint Venture to its shareholders or the sale of its equity interest in a contemporaneous IPO. After the fifth anniversary of closing of the proposed transaction, both GSK and Pfizer will have the right to decide whether and when to initiate a separation and listing of the Joint Venture.

In circumstances where Pfizer initiates a separation and listing of the Joint Venture after the fifth anniversary of closing of the proposed transaction, GSK will have the right to acquire all (but not part) of Pfizer's equity interest in the Joint Venture at fair market value. In addition, from the fifteenth anniversary of closing of the proposed transaction, GSK will have the right to acquire all (but not part) of Pfizer's equity interest in the Joint Venture at fair market value.

As a part of any separation and listing, the Joint Venture will incur borrowings so as to result in an initial ratio of net debt to the aggregate of the Joint Venture's last four quarters' Adjusted EBITDA of between 3.5x and 4.0x. The cash proceeds of this recapitalisation will be distributed by the Joint Venture to GSK and Pfizer in proportion to their respective interests in the Joint Venture prior to any separation and listing.

In the event of any separation and listing, GSK also has the right to determine the Joint Venture's prospective dividend policy provided the pay-out ratio is between 30% and 50% of the aggregate of the Joint Venture's last four quarters' Adjusted profit attributable to shareholders.

Conditions to closing
Pfizer is treated as a related party of GSK for the purposes of the UK Listing Rules by virtue of its interest in ViiV Healthcare and, as such, the proposed transaction is conditional upon the approval of GSK's shareholders at a general meeting. GSK has agreed that its Board will recommend that shareholders vote in favour of the resolution approving the Proposed Transaction, subject to provisions that allow the recommendation to be withdrawn on account of fiduciary duties. The proposed transaction is also conditional on there being no governmental orders restraining or prohibiting the transaction and certain anti-trust authority approvals.

Expected timetable to closing
A circular setting out further details on the proposed transaction, including the resolution seeking shareholder approval, will be sent to GSK shareholders in the first quarter of 2019. Closing of the proposed transaction is currently expected to occur during the second half of 2019, subject to shareholder approval and relevant anti-trust approvals.

Break fee
GSK has agreed to pay a break fee of US$900 million if (i) the Board changes, withdraws or qualifies its recommendation; (ii) shareholders vote on the proposed transaction and do not approve it; or (iii) shareholders do not approve the proposed transaction by 30 September 2019 (or, at either GSK's or Pfizer's option, 31 December 2019 or 31 March 2020 in the case of delayed anti-trust approvals).

By virtue of Pfizer being a related party of GSK under the UK Listing Rules, the break fee constitutes a smaller related party transaction within LR11.1.10R of the UK Listing Rules.  GSK has obtained written confirmation from Citi and J. P. Morgan Cazenove that the terms of the break fee are fair and reasonable so far as GSK's shareholders are concerned.

Advisors
GSK has been advised by Citi, who has been acting as lead advisor, J. P. Morgan Cazenove and Greenhill & Co. Slaughter and May and Kirkland & Ellis LLP have provided legal advice.

Advice to the Board
The Board, which has been so advised by Citi and J. P. Morgan Cazenove, considers the terms of the proposed transaction to be fair and reasonable so far as shareholders are concerned. In providing their advice to the Board, Citi and J. P. Morgan Cazenove have taken into account the Board's commercial assessment of the proposed transaction.

Information on GSK's consumer healthcare business
As at 31 December 2017, the value of the gross assets of GSK's consumer healthcare business to be contributed to the new Joint Venture was £16,071 million. In the financial year ended 31 December 2017, that business had sales of £7,110 million, Adjusted operating profit of £1,254 million, Total operating profit of £891 million and Total profit before tax of £884 million.

Information on Pfizer's consumer healthcare business
As at 31 December 2017, the value of the gross assets of Pfizer's consumer healthcare business to be contributed to the new Joint Venture was $10,026 million. In the financial year ended 31 December 2017, that business had sales of $3,469 million, Adjusted operating profit of $600 million, Total operating profit of $471 million and Total profit before tax of $471 million.

Sources of information and bases of calculation
Unless otherwise stated, the financial information in this announcement relating to GSK's contributed consumer healthcare business is based on the audited consolidated financial statements of GlaxoSmithKline Consumer Healthcare Holdings Limited for the year ended 31 December 2017 (from which Novartis was bought out in June 2018), which were prepared under IFRS, adjusted for the perimeter changes that GSK will make to the business contributed to the new Joint Venture, and that relating to Pfizer's contributed consumer healthcare business is extracted from carve out accounts prepared by Pfizer under US GAAP, adjusted to exclude certain items that were allocated to the business by Pfizer in preparing those accounts but which are not within the perimeter of the business being contributed to the new Joint Venture. Figures in respect of the combined sales of the new Joint Venture have been calculated by aggregating the 2017 sales of GSK's consumer healthcare business, prepared under IFRS, and the 2017 sales of Pfizer's consumer healthcare business, prepared under US GAAP; no reconciliation from US GAAP to IFRS has been performed.  Conversions use an exchange rate of £1=US$1.30, being the average exchange rate for 2017.

GSK uses a number of adjusted, non-IFRS, measures to report the performance of its business, as described on page 37 of GSK's Q3 2018 results, including Adjusted results, free cash flow and CER growth rates. Financial information in this announcement relating to Pfizer is presented on a similar basis. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)
Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mel Foster-Hawes	+44 (0) 20 8047 0674	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. The person responsible for arranging the release of this announcement on behalf of GSK is V.A. Whyte, Company Secretary.

Information regarding forward-looking statements
This announcement includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include matters that are not historical facts. They appear in a number of places throughout this announcement and include, but are not limited to, statements regarding GSK's intentions, beliefs or current expectations concerning, among other things, GSK's business, results of operations, financial position, dividend payments, prospects, growth, strategies and the industry in which it operates. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of GSK's operations and financial position, and the development of the markets and the industry in which GSK operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this announcement. In addition, even if the results of operations, financial position and the development of the markets and the industry in which GSK operates are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in regulation, currency fluctuations, changes in its business strategy, political and economic uncertainty and other factors discussed in this announcement.

Forward-looking statements may, and often do, differ materially from actual results. Any forward looking statements in this announcement speak only as of their respective dates, reflect GSK's current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to GSK's operations, results of operations and growth strategy. Factors that may affect GSK's operations include, but are not limited to, those described under Item 3.D "Principal risks and uncertainties" in GSK's Annual Report on Form 20-F for 2017. Subject to the requirements of the Market Abuse Regulation, the Financial Conduct Authority ("FCA"), the London Stock Exchange, the Listing Rules and the Disclosure Guidance and Transparency Rules (and/or any regulatory requirements) or applicable law, GSK explicitly disclaims any obligation or undertaking publicly to update or release the result of any revisions to any forward-looking statements in this announcement that may occur due to any change in GSK's expectations or to reflect events or circumstances after the date of this announcement. Investors should, however, consult any additional disclosures that GSK may make in any documents which it publishes and/or files with the US Securities and Exchange Commission.

All expectations and targets regarding future performance should be read together with "Assumptions related to 2018 guidance and 2016-2020 outlook" on page 38 of GSK's Q3 2018 results. No statement in this announcement is intended as a profit forecast or profit estimate and no statement in this document should be interpreted to mean that the earnings per share of GSK, as altered by the transaction will necessarily match or exceed the historical or published earnings per share of GSK or the relevant entities which form the basis for the transaction.

Cautionary statement
The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England and Wales.

This announcement is not intended to, and does not constitute, or form part of, any offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. GSK shareholders are advised to read carefully the formal documentation in relation to the transaction once it has been despatched. Any response to the proposal should be made only on the basis of the information in the formal documentation to follow.

Citigroup Global Markets Limited ("Citi"), which is regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for GSK as joint sponsor and joint financial adviser and for no one else in connection with the transaction, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the transaction and will not be responsible to anyone other than GSK for providing the protections afforded to clients of Citi nor for providing advice in relation to the transaction or any other matter referred to in this announcement. Save for the responsibilities and liabilities, if any, of Citi under the Financial Services and Markets Act 2000 ("FSMA") or the regulatory regime established thereunder, Citi assumes no responsibility whatsoever and makes no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by GSK, or on GSK's behalf, or by Citi, or on Citi's behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with GSK or the transaction. Citi accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this announcement or any such statement.

J.P. Morgan Securities plc, which conducts its UK investment activities as J.P. Morgan Cazenove and which is authorised in the United Kingdom by the Prudential Regulation Authority ("PRA") and regulated in the United Kingdom by the Financial Conduct Authority ("FCA") and the PRA, is acting exclusively for the Company as joint sponsor and joint financial adviser and for no one else in connection with the Transaction, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Transaction and will not be responsible to anyone other than the Company for providing the protections afforded to clients of J.P. Morgan Cazenove nor for providing advice in relation to the Transaction or any other matter referred to in this document. Save for the responsibilities and liabilities, if any, of J.P. Morgan Cazenove under FSMA or the regulatory regime established thereunder, J.P. Morgan Cazenove assumes no responsibility whatsoever and makes no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by the Company, or on the Company's behalf, or by J.P. Morgan Cazenove, or on J.P. Morgan Cazenove's behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with the Company or the Transaction. J.P. Morgan Cazenove accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this document or any such statement.

Greenhill & Co. International LLP ("Greenhill"), which is regulated in the United Kingdom by the FCA, is acting exclusively for GSK as joint financial adviser and for no one else in connection with the transaction, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the transaction and will not be responsible to anyone other than GSK for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the transaction or any other matter referred to in this announcement. Save for the responsibilities and liabilities, if any, of Greenhill under FSMA or the regulatory regime established thereunder, Greenhill assumes no responsibility whatsoever and makes no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by GSK, or on GSK's behalf, or by Greenhill, or on Greenhill's behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with GSK or the transaction. Greenhill accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this announcement or any such statement.

Registered in England & Wales: No. 3888792 Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: December 19, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc